UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under The Securities Exchange Act of 1934

(Amendment No. 1)

INTERGRAPH CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

458683109 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

CUSIP No. 45863109	13G/A	Page 2 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Highfields Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 883,950 6. Shared Voting Power –0– 7. Sole Dispositive Power 883,950 8. Shared Dispositive Power –0–

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,950

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 1.9%

12.	Type of Reporting Person PN

CUSIP No. 45863109	13G/A	Page 3 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Highfields GP LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 883,950 6. Shared Voting Power –0– 7. Sole Dispositive Power 883,950 8. Shared Dispositive Power –0–

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,950

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row 9 1.9%

14.	Type of Reporting Person OO

CUSIP No. 458683109	13G/A	Page 4 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Jonathon S. Jacobson

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 883,950 6. Shared Voting Power -0- 7. Sole Dispositive Power 883,950 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,950

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 1.9%

12.	Type of Reporting Person IN

CUSIP No. 458683109	13G/A	Page 5 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Richard L. Grubman

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 883,950 6. Shared Voting Power -0- 7. Sole Dispositive Power 883,950 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,950

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 1.9%

12.	Type of Reporting Person IN

CUSIP No. 458683109	13G/A	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer: Intergraph Corporation

Item 1.	(b)	Address of Issuer’s Principal Executive Offices: Intergraph Corporation, Huntsville, Alabama 35894-0001

Item 2.	(a)

Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd. (collectively, the “Funds”):

(i)     Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”) and investment manager to each of the Funds,

(ii)    Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General Partner of Highfields Capital Management,

(iii)   Jonathon S. Jacobson, a Managing Member of Highfields GP, and

(iv)    Richard L. Grubman, a Managing Member of Highfields GP.

Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2.	(b)

Address of Principal Business Office or, if none, Residence:

Address for Highfields Capital Management, Highfields GP,

Mr. Jacobson and Mr. Grubman:

c/o Highfields Capital Management

200 Clarendon Street, 51st Floor

Boston, Massachusetts 02116

Item 2.	(c)	Citizenship: Highfields Capital Management—Delaware Highfields GP—Delaware Jonathon S. Jacobson—United States Richard L. Grubman—United States

CUSIP No. 458683109	13G/A	Page 7 of 10 Pages

Item 2.	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2.	(e)	CUSIP Number: 458683109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

CUSIP No. 458683109	13G/A	Page8 of 10 Pages

	(a)	Amount beneficially owned: 883,950 shares of Common Stock

	(b)	Percent of class: 1.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 883,950

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 883,950

		(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securties, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

CUSIP No. 458683109	13G/A	Page 9 of 10 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 458683109	13G/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

Date

HIGHFIELDS CAPITAL MANAGEMENT LP By: Highfields GP LLC, its General Partner

/s/ Kenneth H. Colburn

Signature

Kenneth H. Colburn, Authorized Signatory

Name/Title

HIGHFIELDS GP LLC

/s/ Kenneth H. Colburn

Signature

Kenneth H. Colburn, Authorized Signatory

Name/Title

JONATHON S. JACOBSON

/s/ Kenneth H. Colburn

Signature

Kenneth H. Colburn, Authorized Signatory

Name/Title

RICHARD L. GRUBMAN

/s/ Kenneth H. Colburn

Signature

Kenneth H. Colburn, Authorized Signatory

Name/Title